Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 24, 2006 at 10.15 am

AMER SPORTS CORPORATION: EXERCISE OF 2002 WARRANTS

A total of 20,700 Amer Sports Corporation's shares have been subscribed for as a result of an exercise of its 2002 warrants. The corresponding increase in the Company's share capital amounting to EUR 82,800 was registered on 24 November 2006. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 286,587,840 and the total number of shares in issue is 71,646,960.

Shareholder rights commence from the registration date 24 November 2006. The new shares will be listed on the Helsinki Exchanges on 27 November 2006.

The subscription period of Amer Sport's 2002 warrant scheme will end on 31 December 2007.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.